EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2001
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320

Effective Income Tax Rate	0.3883

Complement of Effective Income Tax Rate (1-Tax Rate)	0.6117

Pre-Tax Preferred Dividends	$2,158

FIXED CHARGES:

Interest Expense	$47,878

Amortization of Debt Premium, Discount and Expense	390

Interest Component of Rentals	12

Total Fixed Charges	48,280

Pre-tax Preferred Dividends	2,158

Total Fixed Charges and Preferred Stock Dividends	$50,438

EARNINGS:

Net Income	$96,629

Add:

Income Taxes Applicable to Utility Operating Income	66,216

Income Taxes Applicable to Non-Utility Operating Income	(1,191)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,677)

Total Fixed Charges	48,280

Total Earnings	$206,257

Ratio of Earnings to Fixed Charges	4.1